SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G2266G102
(CUSIP Number of Class of Securities)

Koji Fusa, Chief Executive Officer
c/o Collabrium Advisors LLP
16 Old Bond Street
London W1S 4PS
44-20-7408-4710
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,168,684.42	$1,824.93***

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,346,041 ordinary shares of Collabrium Japan Acquisition Corporation, no par value, at the tender offer price of $10.52619 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

***	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,824.93
Filing Party: Collabrium Japan Acquisition Corporation
Form or Registration No.: Schedule TO
Date Filed: July 23, 2014

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Collabrium Japan Acquisition Corporation, a British Virgin Islands business company with limited liability (“Collabrium” or the “Company”), on July 23, 2014, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 1,346,041 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.52619 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $14,168,684.42. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated July 23, 2014 (the “Offer to Purchase”), as supplemented by the Supplement to Offer to Purchase dated August 8, 2014 (the “Supplement”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Schedule TO, as supplemented and amended by this Amendment No. 1, is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Exchange Act. Except as specifically provided herein and in the Supplement, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, the Supplement and the related Letter of Transmittal.

All information in the Supplement is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below. Such information amends and supplements the information previously incorporated by reference in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Supplement entitled “Questions and Answers” and “Mason Forty” is incorporated herein by reference and amends and supplements information previously incorporated by reference in this Item of the Schedule TO.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The last paragraph under Item 3(a) of the Schedule TO is hereby deleted in its entirety and replaced with the following:

“Mason Forty Partners LLC (“Mason Forty”) beneficially owns 27.4% of the Company’s outstanding Ordinary Shares. Michael Krull is the manager of Mason Forty. The business address and telephone of Mason Forty and Mr. Krull is 600 Washington Avenue, Suite 2500, St. Louis, Missouri 63101; telephone: (314) 548-6200. Quinpario Partners LLC (“Quinpario”) is the sole member of Mason Forty and Jeffry Quinn controls Quinpario. The business address and telephone of Quinpario and Mr. Quinn is 12935 N. Forty Drive, Suite 201, St. Louis, Missouri 63141; telephone: (314) 548-6200.”

Items 4 through 11.

The information set forth in the sections of the Supplement entitled “Questions and Answers,” “Risk Factors” and “Mason Forty” is incorporated herein by reference and amends and supplements information previously incorporated by reference in this Item of the Schedule TO.

Item 12.	Exhibits.

The list of exhibits is hereby amended by adding the following:

Exhibit No.	Description

(a)(1)(G)*	Supplement to Offer to Purchase dated August 8, 2014.
(a)(1)(H)	Supplement to Proxy Solicitation Materials dated August 8, 2014 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Collabrium on August 8, 2014).

*           Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Koji Fusa Chief Executive Officer

Date:	August 8, 2014

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(G)*	Supplement to Offer to Purchase dated August 8, 2014.
(a)(1)(H)	Supplement to Proxy Solicitation Materials dated August 8, 2014 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Collabrium on August 8, 2014).

*           Filed herewith.